# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CASI Pharmaceuticals, Inc., CIK 0001962738
CUSIP: G1933S101
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1,, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT,, BEIJING, China (F4), 100025
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0001545806
Persons authorized to receive notices and communications: Chi Sing Ho, IDG Capital Management (HK) Company Ltd, 99 Queen's Road, Central, Hong Kong, Hong Kong (K3), 00000, 852-3903 1333

## Reporting persons
- IDG-Accel China Growth Fund III L.P. (CIK 0001508829): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 855,222; shared voting power 60,628; sole dispositive power 855,222; shared dispositive power 60,628; aggregate amount beneficially owned 915,850 (5.9% of the class)
  Comment: The value in lines 7 and 9 represents 855,222 ordinary shares of the Issuer held by the Reporting Person.
  
  The value in lines 8 and 10 represents 60,628 ordinary shares of the Issuer held by IDG-Accel China III Investors L.P. ("IDG-Accel Investors").
  
  Percent of Class Represented by Amount in Row (11) is based on 15,492,581 ordinary shares of the Issuer outstanding as of December 18, 2024, as disclosed in the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 20, 2024.
- IDG-Accel China III Investors L.P. (CIK 0001550193): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 60,628; shared voting power 855,222; sole dispositive power 60,628; shared dispositive power 855,222; aggregate amount beneficially owned 915,850 (5.9% of the class)
  Comment: The value in lines 7 and 9 represents 60,628 ordinary shares of the Issuer held by the Reporting Person.
  
  The value in lines 8 and 10 represents 855,222 ordinary shares of the Issuer held by IDG-Accel China Growth Fund III L.P. ("IDG-Accel Growth").
  
  Percent of Class Represented by Amount in Row (11) is based on 15,492,581 ordinary shares of the Issuer outstanding as of December 18, 2024, as disclosed in the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 20, 2024.
- IDG-Accel China Growth Fund III Associates L.P. (CIK 0001550192): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 855,222; shared voting power 60,628; sole dispositive power 855,222; shared dispositive power 60,628; aggregate amount beneficially owned 915,850 (5.9% of the class)
  Comment: The value in lines 7 and 9 represents 855,222 ordinary shares of the Issuer held by IDG-Accel Growth. The Reporting Person is the sole general partner of IDG-Accel Growth. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these securities.
  
  The value in lines 8 and 10 represents 60,628 ordinary shares of the Issuer held by IDG-Accel Investors. The Reporting Person has the same general partner, IDG-Accel China Growth Fund GP III Associates Ltd. as IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Investors and thus share voting and dispositive power with respect to these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 15,492,581 ordinary shares of the Issuer outstanding as of December 18, 2024, as disclosed in the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 20, 2024.
- IDG-Accel China Growth Fund GP III Associates Ltd. (CIK 0001564281): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 915,850; shared voting power 0; sole dispositive power 915,850; shared dispositive power 0; aggregate amount beneficially owned 915,850 (5.9% of the class)
  Comment: The value in lines 7 and 9 represents (i) 855,222 ordinary shares of the Issuer held by IDG-Accel Growth; and (ii) 60,628 ordinary shares of the Issuer held by IDG-Accel Investors. The Reporting Person is the ultimate general partner of both IDG-Accel Growth and IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to have voting and dispositive power with respect to all these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 15,492,581 ordinary shares of the Issuer outstanding as of December 18, 2024, as disclosed in the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 20, 2024.
- Ho Chi Sing (CIK 0001545806): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 915,850; sole dispositive power 0; shared dispositive power 915,850; aggregate amount beneficially owned 915,850 (5.9% of the class)
  Comment: The value in lines 8 and 10 represents (i) 855,222 ordinary shares of the Issuer held by IDG-Accel Growth; and (ii) 60,628 ordinary shares of the Issuer held by IDG-Accel Investors. The Reporting Person and Quan Zhou are directors and shareholders of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel Growth and IDG-Accel Investors, thus may be deemed to share voting and dispositive power with respect to all these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 15,492,581 ordinary shares of the Issuer outstanding as of December 18, 2024, as disclosed in the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 20, 2024.
- Quan Zhou (CIK 0001491503): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 76,788; shared voting power 915,850; sole dispositive power 76,788; shared dispositive power 915,850; aggregate amount beneficially owned 992,638 (6.4% of the class)
  Comment: The value in lines 7 and 9 represents 76,788 ordinary shares of the Issuer issuable upon exercise of certain options issued by the Issuer to Quan Zhou.
  
  The value in lines 8 and 10 represents (i) 855,222 ordinary shares of the Issuer held by IDG-Accel Growth; and (ii) 60,628 ordinary shares of the Issuer held by IDG-Accel Investors. The Reporting Person and Chi Sing Ho are directors and shareholders of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel Growth and IDG-Accel Investors, thus may be deemed to share voting and dispositive power with respect to all these shares.
  
  Percent of Class Represented by Amount in Row (11) is based on 15,492,581 ordinary shares of the Issuer outstanding as of December 18, 2024, as disclosed in the Issuer's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 20, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: CASI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1,, NO. 81 JIANGUO ROAD, CHAOYANG DISTRICT,, BEIJING, China (F4), 100025
Comment:
This Amendment No. 6 amends the Statement on Schedule 13D dated January 30, 2012 as amended by Amendment No. 1 dated February 2, 2012, Amendment No. 2 dated June 11, 2012, Amendment No. 3 dated March 6, 2013, Amendment No. 4 dated March 20, 2018 and Amendment No.5 dated February 21, 2023 (as so amended, the "Original Schedule 13D") and is being filed to reflect changes in the number and percentage of Ordinary Shares (as defined below) beneficially owned by the Reporting Persons due to (a) the expiration of certain warrants issued by the Issuer to IDG-Accel Growth and IDG-Accel Investors on March 19, 2018, (b) increase in the amount of total issued and outstanding Ordinary Shares over time, and (c) increase in the amount of Ordinary Shares beneficially owned by the Reporting Persons due to purchases in open market from time to time. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D, unless defined herein.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares, par value $0.0001 per share (the "Ordinary Share"), of CASI Pharmaceuticals, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Issuer"). The principal executive offices of the Issuer are located at 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road Chaoyang District, Beijing, 100025, People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In December 2024, in a series of open market purchases, IDG-Accel Growth purchased additional 57,869 Ordinary Shares in total with an aggregate purchase price of $180,972.10 (including commission fee), and IDG-Accel Investors purchased additional 4,102 Ordinary Shares in total with an aggregate purchase price of $12,723.89 (including commission fee). The source of funds for such purchases was the available capital of IDG-Accel Growth and IDG-Accel Investors, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Each of the Reporting Persons' current ownership in the Issuer and the Ordinary Shares is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 15,492,581 Ordinary Shares outstanding as of December 18, 2024, as disclosed in the Issuer's registration statement on Form F-3 filed with the SEC on December 20, 2024. The Reporting Persons disclaim membership in any "group" with any person other than the Reporting Persons. The filing of this Statement on Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Ordinary Shares covered in this Statement on Schedule 13D, and the Reporting Persons expressly disclaim such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The following table sets forth the beneficial ownership of Ordinary Shares for each of the Reporting Persons.

Reporting Person Number of Percentage Sole Power Shared Sole Power to Shared
Ordinary of to Power to Dispose/Direct Power
Shares Ordinary Vote/Direct Vote/Direct Disposition to
Beneficially Shares Vote Vote Dispose/
Owned Direct
Disposition

IDG-Accel Growth 915,850 5.9% 855,222 60,628 855,222 60,628
IDG-Accel Investors 915,850 5.9% 60,628 855,222 60,628 855,222
IDG-Accel Associates 915,850 5.9% 855,222 60,628 855,222 60,628
IDG-Accel GP 915,850 5.9% 915,850 0 915,850 0
Chi Sing Ho 915,850 5.9% 0 915,850 0 915,850
Quan Zhou 992,638 6.4% 76,788 915,850 76,788 915,850
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(c) The following describes all transactions in the Issuer's Ordinary Shares that were effected by IDG-Accel Growth and IDG-Accel Investors respectively during the past 60 days by the Reporting Person:

Transaction Date Nature of Price Per Quantity of Where/How
Transaction Ordinary Ordinary Effected
Share Shares

IDG-Accel Growth
12/3/2024 Purchase 3.9422 4,669 Open Market
12/6/2024 Purchase 3.1250 1,964 Open Market
12/10/2024 Purchase 3.5219 4,669 Open Market
12/12/2024 Purchase 3.1501 4,669 Open Market
12/13/2024 Purchase 3.2317 4,669 Open Market
12/16/2024 Purchase 3.2018 4,669 Open Market
12/17/2024 Purchase 3.0511 4,669 Open Market
12/18/2024 Purchase 2.9460 4,669 Open Market
12/19/2024 Purchase 2.7796 4,669 Open Market
12/20/2024 Purchase 2.7359 4,669 Open Market
12/23/2024 Purchase 2.6219 4,359 Open Market
12/26/2024 Purchase 2.7700 187 Open Market
12/27/2024 Purchase 2.9793 4,669 Open Market
12/30/2024 Purchase 2.8977 4,669 Open Market
IDG-Accel Investors
12/3/2024 Purchase 3.9422 331 Open Market
12/6/2024 Purchase 3.1250 139 Open Market
12/10/2024 Purchase 3.5219 331 Open Market
12/12/2024 Purchase 3.1501 331 Open Market
12/13/2024 Purchase 3.2317 331 Open Market
12/16/2024 Purchase 3.2018 331 Open Market
12/17/2024 Purchase 3.0511 331 Open Market
12/18/2024 Purchase 2.9460 331 Open Market
12/19/2024 Purchase 2.7796 331 Open Market
12/20/2024 Purchase 2.7359 331 Open Market
12/23/2024 Purchase 2.6219 309 Open Market
12/26/2024 Purchase 2.7700 13 Open Market
12/27/2024 Purchase 2.9793 331 Open Market
12/30/2024 Purchase 2.8977 331 Open Market

## Signatures
- IDG-Accel China Growth Fund III L.P.: /s/ Chi Sing Ho on behalf of IDG-Accel China Growth Fund GP III Associates Ltd., ultimate General Partner of IDG-Accel China Growth Fund III L.P., Chi Sing Ho / Authorized Signatory (01/27/2025)
- IDG-Accel China III Investors L.P.: /s/ Chi Sing Ho on behalf of IDG-Accel China Growth Fund GP III Associates Ltd., General Partner of IDG-Accel China III Investors L.P., Chi Sing Ho / Authorized Signatory (01/27/2025)
- IDG-Accel China Growth Fund III Associates L.P.: /s/ Chi Sing Ho on behalf of IDG-Accel China Growth Fund GP III Associates Ltd., General Partner of IDG-Accel China Growth Fund III Associates L.P., Chi Sing Ho / Authorized Signatory (01/27/2025)
- IDG-Accel China Growth Fund GP III Associates Ltd.: /s/ Chi Sing Ho, Chi Sing Ho / Authorized Signatory (01/27/2025)
- Ho Chi Sing: /s/ Ho Chi Sing, Ho Chi Sing (01/27/2025)
- Quan Zhou: /s/ Quan Zhou, Quan Zhou (01/27/2025)